UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Neoforma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

640475 10 7

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

527 Madison Avenue, 8th Floor, New York, NY 10022

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 640475 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,216,499 shares of common stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,216,499 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,499 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.87%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 6 pages

CUSIP No. 640475 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,216,499 shares of common stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,216,499 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,499 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.87%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 6 pages

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by QVT Financial LP (“QVT Financial”) and QVT Financial GP LLC on January 21, 2005, relating to the common stock, $0.001 par value per share (the “Common Stock”), of Neoforma, Inc. (the “Issuer”) held by QVT Fund LP (the “Fund”) and a separate discretionary account managed by QVT Financial for Deutsche Bank AG (the “Separate Account”), as amended by Amendment No. 1 thereto dated April 21, 2005 and Amendment No. 2 thereto dated October 27, 2005 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

On December 29, 2005, QVT Financial sent a letter to the Issuer, a copy of which is attached hereto and incorporated herein.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 1 - Agreement of Joint Filing

Exhibit 4 - Letter to Neoforma, Inc., dated December 29, 2005

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2005

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

Page 5 of 6 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Lars Bader	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Nicholas Brumm	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Tracy Fu	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Page 6 of 6 pages